UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 5, 2026, Netclass Technology Inc (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with a certain investor, pursuant to which the Company agreed to issue and sell (the “Offering”): (i) 675,000 Class A ordinary shares (the “Shares”), of par value $0.0125 per share (“Class A Ordinary Shares”), (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of up to 2,325,000 Class A Ordinary Shares (such shares that are issuable from time to time upon exercise of the Pre-Funded Warrants (the “Pre-Funded Warrant Shares”)), (iii) 3,000,000 Allocation Rights (the “Allotment Rights”) for the purchase of additional Class A Ordinary Shares (the “Additional Allotment Shares”) and/or additional Pre-Funded Warrants (the “Additional Allotment Pre-Funded Warrants”), and (iv) up to an aggregate of 3,000,000 Additional Allotment Shares and/or Additional Allotment Pre-Funded Warrants upon the exercise of the Allotment Rights, pursuant to a Securities Purchase Agreement, dated as of November 5, 2026, between the Company and the purchaser identified on the signature page thereto. The purchase price of each Class A Ordinary Share is $0.40. The purchase price of each Pre-Funded Warrant is $0.3875, which equals the price per Class A Ordinary Share being sold to the public in this offering, minus an exercise price of $0.0125.

The Offering of the Shares, the Pre-Funded Warrants and the Allotment Warrants closed on November 6, 2026 (the “Initial Closing Date”). The Company received approximately $1.2 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offering for general corporate purposes.

The Allocation Rights allow the holder to purchase up to 3,000,000 Additional Allotment Shares and/or Additional Allotment Pre-Funded Warrants on or before the 30th calendar day anniversary of the Initial Closing Date. The purchase price of each Additional Allotment Share is $0.40 (as adjusted for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the date hereof). The purchase price of each Additional Allotment Pre-Funded Warrant is $0.3875 (as adjusted for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the date hereof).

The Pre-Funded Warrants and Additional Allotment Pre-Funded Warrants will be exercisable immediately after issuance and from time to time, in whole or in part, at an exercise price equal to $0.0125 per Class A Ordinary Share, and will expire when exercised in full. The Pre-Funded Warrants have been exercised in full as of the date of this Report

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The Class A Ordinary Shares, the Pre-Funded Warrants, the Class A Ordinary Shares underlying the Pre-funded Warrants, the Allocation Rights, the Additional Allotment Shares or the Additional Allotment Pre-Funded Warrants, and the Class A Ordinary Shares underlying the Additional Allotment Pre-Funded Warrants, were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-292458), as amended (the “Registration Statement”) and a prospectus supplement dated November 6, 2026. The Registration Statement was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2025, amended on February 9, 2026, and declared effective on February 12, 2026.

On November 5, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with the Offering. Under the Placement Agency Agreement, the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Offering in an amount not to exceed $60,000.

The foregoing summaries of the Pre-Funded Warrants, Placement Agency Agreement, the Purchase Agreement and do not purport to be complete and are subject to, and qualified in their entirety by, such documents are filed as Exhibits 4.1, 10.1, and 10.2, respectively, hereto and incorporated by reference herein.

On November 5, 2026, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto.

This Report is incorporated by reference into the registration statements on F-3 (File No.333-292458) and prospectus supplement of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Offering. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended September 30, 2025, filed with the Commission on February 2, 2026, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Ogier, regarding the validity of the Class A Ordinary Shares being registered
5.2	Opinion of Ortoli Rosenstadt LLP, regarding the validity of the Pre-Funded Warrants being registered
10.1	Placement Agency Agreement, dated November 5, 2026, by and between the Company and Univest Securities, LLC
10.2	Form of Securities Purchase Agreement
99.1	Press Release on Pricing of the Company’s Registered Direct Offering, dated November 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Netclass Technology Inc

Date: November 6, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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